NO ACT

PE
12-5-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08070047

Received SEC

DEC 19 2008

Washington, DC 20549

December 19, 2008

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-19-08

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: General Electric Company
Incoming letter dated December 5, 2008

Dear Mr. Mueller:

This is in response to your letter dated December 5, 2008 concerning the shareholder proposal submitted to GE by Raymond J. Butterfield. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Raymond J. Butterfield

*** FISMA & OMB Memorandum M-07-16 ***

PROCESSED
JAN 12 2009
THOMSON REUTERS

December 19, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 5, 2008

The proposal relates to management and to content of programming.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of GE's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which GE relies.

Sincerely,

Gregory S. Belliston
Special Counsel

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

RECEIVED
2008 DEC -8 PM 3:16
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 5, 2008

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareowner Proposal of Raymond J. Butterfield*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Shareowners Meeting (collectively, the "2009 Proxy Materials") a shareowner proposal and statements in support thereof (the "Proposal") received from Raymond J. Butterfield (the "Proponent") relating to the broadcast content of the Company's television operations. As a matter of background, the Company's television operations are conducted by NBC Universal, Inc., a majority-owned subsidiary of the Company, and MSNBC is a majority-owned subsidiary of NBC Universal. The Rachel Maddow Show is broadcast on MSNBC.

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states that "General Electric will terminate the Rachel Maddow Show and hire new management for their network and cable TV." The statements in support lodge various complaints against the Rachel Maddow Show, and the Company's MSNBC subsidiary, including alleged bias. A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2009 Proxy Materials pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has not provided the requisite proof of continuous stock ownership in response to the Company's proper request for that information; and
- Rule 14a-8(i)(7) because Proposal relates to the Company's ordinary business operations.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Establish the Requisite Eligibility to Submit the Proposal.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a shareowner] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareowner submits] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareowner is not the registered holder, the shareowner "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareowner may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

The Proponent submitted the Proposal to the Company on September 24, 2008, via facsimile, and the Company received the Proposal that same day. *See* Exhibit A. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy the ownership requirements of Rule 14a-8(b), and the Proponent did not include with the Proposal evidence demonstrating satisfaction of such ownership requirements.

Accordingly, the Company sought verification from the Proponent of his eligibility to submit the Proposal. Specifically, the Company sent via overnight mail and facsimile a letter addressed to the Proponent on October 2, 2008, which was within 14 calendar days of the Company's receipt of the Proposal, notifying the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the procedural deficiency; specifically, that a shareowner must satisfy the ownership requirements under Rule 14a-8(b) (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. In addition, the Deficiency Notice included a copy of Rule 14a-8. The Deficiency Notice indicated that the Company had not received proof that the Proponent had "satisfied Rule 14a-8's ownership requirements" and further stated:

> To remedy this defect, you must provide sufficient proof of your ownership of the requisite number of Company shares as of the date you submitted your Proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:
>
> - a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted, you *continuously* held the requisite number of Company shares for at least one year; or
>
> - if you have filed with the [Commission] a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level.

The facsimile was confirmed received on October 2, 2008, and Federal Express tracking records indicate that the Deficiency Notice was received by the Proponent at 2:10 p.m. on October 3, 2008. *See* Exhibit C.

In a facsimile dated October 13, 2008, the Proponent provided what appear to be redacted printouts of an "Account History" and "Positions" from the Charles Schwab website (the "Proponent's Response").[1] A copy of the Proponents' Response is attached hereto as Exhibit D.

Rule 14a-8(f) provides that a company may exclude a shareowner proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the continuous ownership requirements, provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 in the Deficiency Notice to the Proponent, which stated:

- the ownership requirements of Rule 14a-8(b), including that the Proponent must provide evidence of his continuous ownership of the requisite amount of Company shares for at least one year;
- that the Company's stock records did not indicate that the Proponent was the record owner of the requisite amount of Company shares;
- the type of documentation necessary to demonstrate the Proponent's continuous ownership under Rule 14a-8(b);
- that the Proponent must reply to the Deficiency Notice no later than 14 calendar days from the date the Proponent received the Deficiency Notice; and
- that a copy of the shareowner proposal rules set forth in Rule 14a-8 was enclosed.

The Proponent's Response fails, in several respects, to meet the requirements set out in Rule 14a-8(b) to substantiate that the Proponent is eligible to submit the Proposal. First, there is nothing in the printouts from the Charles Schwab website that indicates that the Proponent is the holder of the account or the Company shares held in such account. Second, the printouts do not demonstrate that the Proponent has continuously owned the requisite number of Company shares for the one-year time period, but only that the unnamed account has, at certain times, received dividends on Company shares. Third, the printouts do not establish the Proponent's ownership of the Company shares as of the date the Proposal was submitted to the Company (September 24, 2008) but instead describe the holdings of the unnamed account as of a fixed date, October 13, 2008. Finally, the printouts do not include a statement from the record holder of the Proponent's shares that the Proponent continuously held at least $2,000 in market value, or

---

[1] We note that all redactions were present in the version of the Proponent's Response that was received by the Company, except for account numbers, which we have redacted.

1%, of the Company's securities entitled to be voted on the Proposal for at least one year as of the date the Proposal was submitted to the Company, as required by Rule 14a-8(b).

On numerous occasions the Staff has taken a no-action position concerning a company's omission of shareowner proposals based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1) after being informed of the requirements of those rules. *See, e.g., Qwest Communications International Inc.* (avail. Feb. 29, 2008) ; *Exxon Mobil Corp.* (avail. Jan. 29, 2008); *General Motors Corp.* (avail. Apr. 5, 2007); *Yahoo! Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005), *Johnson & Johnson* (avail. Jan. 3, 2005); *Intel Corp.* (avail. Jan. 29, 2004) (in each case concurring with the exclusion of a proposal because the proponent failed to supply documentary support sufficiently evidencing that the proponent satisfied the minimum ownership requirement as required by Rule 14a-8(b)). Similarly, the Proponent's submission of redacted account information for an unidentified shareowner does not satisfy his burden of proving his eligibility to submit the Proposal based on his continuous ownership for at least one year of the requisite amount of Company securities as required by Rule 14a-8(b).

Even if the Proponent's Response included documentation that identified the Proponent as the holder of the Company shares shown on the printouts, the Proponent's Response would be insufficient because the redacted account records fail to provide documentary support of the Proponent's *continuous* ownership of the shares. SLB 14 clarifies that a shareowner's "monthly, quarterly or other periodic investment statements [do not] demonstrate sufficiently continuous ownership of the securities." Rather, "[a shareowner] must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the [shareowner] owned the securities *continuously* for a period of one year as of the time of submitting the proposal." The Staff has consistently taken a no-action position based on the insufficiency of fixed-dated account records in proving that a proponent has met the ownership requirements of
Rule 14a-8(b). *See IDACORP, Inc.* (avail. Mar. 5, 2008) (noting that despite the proponents' submission of monthly account statements, the proponents had "failed to supply . . . documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); *see also General Motors Corp.* (avail. Apr. 5, 2007); *EDAC Technologies Corp.* (avail. Mar. 28, 2007); *Sempra Energy* (avail. Dec. 23, 2004); *Duke Realty Corp. (SEIU)* (avail. Feb. 7, 2002). As in these no-action letters, the fixed-date account records submitted by the Proponent do not sufficiently demonstrate that the Proponent has met the ownership requirements of Rule 14a-8(b). Rather, the printouts from the Charles Schwab website only show that the unnamed account has, at certain times, received dividends on Company shares. Moreover, the date shown on the printouts as the date the positions held in the unnamed account were "last updated" (October 13, 2008) does not correspond to the date that the Proposal was submitted to the Company (September 24, 2008).

Moreover, the Proponent's Response fails to include a statement from the record holder that the Company shares were continuously held for at least one year preceding the Proponent's submission of the Proposal to the Company. The Staff previously has concurred with the exclusion of shareowner proposals because of a record holder's failure to make this claim. *See General Motors Corp.* (avail. Apr. 3, 2001) (noting that "while it appears that the proponent did provide some indication that he owned shares, it appears that he has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $2,000 or 1% in market value of voting securities, for at least one year prior to the submission of the proposal"); *see also International Business Machines Corp.* (avail. Feb. 18, 2003); *Exxon Mobil Corp.* (avail. Oct. 9, 2002); *USEC Inc.* (avail. Jul. 19, 2002). Accordingly, the Proponent's Response is insufficient as evidence that the Proponent has met the minimum ownership requirements of Rule 14a-8(b) because it fails to show continuous ownership of the requisite number of the Company's securities for one year as of the date the Proposal was submitted and fails to include a statement from the record holder to that effect.

Accordingly, we request that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

II. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Related to the Company's Ordinary Business Operations.

The Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters related to the Company's ordinary business operations. In Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal; the Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). Such micromanagement may occur where a proposal "seeks to impose specific . . . methods for implementing complex policies." *Id.*

The nature, content and presentation of network and cable television programming and similar media operations implicate exactly the type of day-to-day management decisions that are excluded from the shareowner proposal process under Rule 14a-8(i)(7). The Proposal seeks shareowner action on matters relating to the conduct of the ordinary business operations of the Company's subsidiary, MSNBC. The primary purpose of MSNBC is the delivery of news and information to its viewers. In fulfilling this mission, the management of MSNBC must make decisions as to what constitutes news, which news should be broadcast, the content of the news, how that news should be researched, reported and presented, as well as which professionals should be assigned to develop, analyze and present the news.

The Proposal is excludable under Rule 14a-8(i)(7) because it seeks to insert shareowners directly into such ordinary business decisions by specifically calling for the termination of the Rachel Maddow Show. The Staff has consistently agreed that the nature, content and presentation of media programming relate to a company's ordinary business operations. *See, e.g.*, *The Walt Disney Co.* (avail. Nov. 22, 2006) (concurring that a proposal requesting that Disney report on steps undertaken to avoid stereotyping in its products was excludable because it related to the nature, presentation and content of programming); *General Electric Co.* (avail. Feb. 1, 1999) (concurring with the exclusion of a proposal requesting that the Company's Board prohibit all unbiblical programming by NBC and reprimand a particular employee on the basis that the proposal related to the content of programming). The Staff also has concurred that editorial decisions regarding what programs to produce, air or distribute are routine matters in the ordinary course of a media company's business and part of the day-to-day operations of a media and news organization. *See, e.g.*, *AT&T Corp.* (avail. Feb. 21, 2001) (concurring with exclusion under the ordinary business exception of a proposal requesting a review of the company's policies for involvement in the pornography industry and an assessment of the potential financial, legal, and public relations liabilities (*i.e.*, the nature, presentation and content of cable television programming)); *CBS, Inc.* (avail. Mar. 16, 1993) (concurring with exclusion of a proposal requesting that "management review the serious criticisms" of CBS's news reporting).

Moreover, the Staff has concurred that the Proposal's justification for the termination of the Rachel Maddow Show, its alleged "unbalanced and biased" content, implicates ordinary business matters relating to the nature, content and presentation of programming. In *The Walt Disney Co.* (avail. Nov. 9, 2004), the Staff concurred with the exclusion of a proposal requesting that the board eliminate "liberal bias" in the company's news telecasts and political-content films by engaging in certain specified actions on the basis that the proposal related to ordinary business (*i.e.*, the nature, presentation and content of programming and film production). The Staff's concurrence in *The Walt Disney Company* is just one example in a long line of letters that include *Capital Cities/ABC, Inc.* (avail. Mar. 16, 1993) (concurring with the exclusion of a proposal requesting that "management review the serious criticisms of its news reporting with a view to adopting measures to increase public confidence in the accuracy and objectivity" as ordinary business); *American Broadcasting Companies, Inc.* (avail. Feb. 28, 1984) (concurring with the exclusion of a proposal requesting that directors and officers take action "to improve fairness and reduce bias in all news coverage provided by the corporation . . . and to give equal news coverage to key views of conservative leaders compared to liberal leftist causes and personalities" as relating to ordinary business operations (*i.e.*, the presentation and preparation of news broadcasts)); *CBS Inc.* (avail. Jan. 27, 1984) (concurring with the exclusion of a proposal requesting that the directors implement a corporate policy to advance employees and monitor news broadcasts "to insure that impartiality and lack of bias is observed at all levels of the company" as relating to the ordinary business of preparation and presentation of news broadcasts).

Likewise, the Staff previously has concurred that the Company could exclude proposals seeking to address alleged bias in news and media programming. In *General Electric Co.* (avail. Jan. 6, 2005), the Staff concurred with the exclusion of a proposal that is similar to the instant Proposal, in that it sought to correct perceived bias in programming and to punish the management of the television subsidiaries of the Company. In concurring with the exclusion of the proposal under Rule 14a-8(i)(7), the Staff indicated that the proposal related to the nature, presentation and content of television programming. *See also General Electric Co.* (avail. Jan. 10, 2002; *recon. denied* Mar. 11, 2002) (concurring with the exclusion of a proposal requesting that the Company's Board develop, implement and audit "a process by which all news programs broadcasted by the company [would] be fair and balanced to both conservatives and liberals" because it related to the nature, presentation and content of television programming, which constituted ordinary business); *General Electric Co. (Matten)* (avail. Feb. 4, 1992) (concurring with the exclusion of a proposal requesting that the Company's Board "take affirmative steps to eliminate the liberal bias that pervades the news programming at NBC" because it was directed to the content of news broadcasts, which constituted ordinary business).

Furthermore, the Staff has concurred that proposals relate to ordinary business operations and are excludable pursuant to Rule 14a-8(i)(7) when they seek to influence the content of television programming because the proponents disagreed with the views expressed by on-air personalities. The Proposal is clearly an expression of the Proponent's disagreement with Rachel Maddow's views expressed on-air and is therefore ordinary business. This position is supported by the prior Staff concurrence that the Company could exclude a proposal requesting that the Company's Board of Directors prohibit all "unbiblical programming" and that Katie Couric be given a "public reprimand and a two week suspension" as ordinary business (content of programming). *General Electric Co.* (avail. Feb. 1, 1999); *see also General Electric Co.* (avail. Jan. 10, 2002) (concurring with the exclusion of a proposal supported by the complaint that "[Tom Brokaw] and Katie Couric's conduct during the last presidential election was disappointing at best. It was clear . . . who their candidate was.").

The well-established precedent cited in the preceding paragraphs demonstrates that the Proposal is excludable under Rule 14a-8(i)(7). As with the proposals cited above, the Proposal requires the Company to implement an editorial decision of the Proponent, specifically, to terminate the Rachel Maddow Show. Accordingly, because the Proposal is explicitly directed at the "content" of the Company's programming, because it attempts to remedy the alleged bias in the Company's broadcasts, and because it is based upon disagreements with the views expressed by an on-air personality, the Proposal encroaches upon a matter that pertains to the Company's ordinary business operations and may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(7).

In addition, the Proposal also directs the Company to "hire new management for their network and cable TV." The 1998 Release made it clear that decisions regarding hiring and terms of employment are "fundamental to management's ability to run a company on a day-to-day basis," and the Staff has consistently concurred that decisions about personnel actions are ordinary business matters. For example, in *Deere & Company* (avail. Aug. 30, 1999) the Staff granted no-action relief with regard to a proposal that sought to censure the company's CEO and reduce his salary. *See also General Electric Co.* (avail. Feb. 1, 1999) (discussed above); *UAL Corp.* (avail. Mar. 15, 1990) (concurring with the exclusion of a proposal under Rule 14a-8(c)(7) regarding the censure, including a request for resignation, of the company's president and chief executive officer as ordinary business). In fact, the Staff has consistently sanctioned the exclusion of proposals dealing with workplace management, employee supervision, employee hiring and firing, personnel policies and conditions of employment, regardless of the industry of the registrant making the no-action request. As the Staff stated in *United Technologies* (avail. Feb. 19, 1993), "[a]s a general rule, the Staff views proposals directed at the company's employment policies and practices with respect to its non-executive work force to be uniquely matters relating to the conduct of the company's ordinary business operations. Examples of the categories that have been deemed to be excludable on this basis are . . . employee hiring and firing . . . ."

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Craig T. Beazer, the Company's Counsel, Corporate & Securities, at (203) 373-2465.

Sincerely,

Ronald O. Mueller

ROM/mbd
Enclosures

cc: Craig T. Beazer, General Electric Company
Raymond J. Butterfield

100551257_5.DOC

EXHIBIT A

BBP

J. R. IMMELT
SEP 25 2008

9-24-2008
Secretary
GE Company

RECEIVED
SEP 26 2008
B. B. DENNISTON

FROM: R. Bgt

voice
fax
*** FISMA & OMB Memorandum M-07-16 ***

Raymond J. Butterfield of *** FISMA & OMB Memorandum M-07-16 *** and owner of 1000 shares of the company's stock propose the following for the 2009 annual meeting of shareholders:

Resolved: General Electric will terminate the Rachel Maddow Show and hire new management for their network and cable TV.

1. MSNBC has one of the lowest ratings on television. Fees received by General Electric are among the lowest in the industry. Even its most popular shows are rated lower than the worst performing shows on other major content providers.

2. This is the most unbalanced and biased program on TV.

3. One contributor was obviously intoxicated.

4. This program can only attract second tier liberals. No moderates, much less any conservatives will lower themselves to appear on such a poorly directed and moderated program.

5. Shows that are so biased, whether they are left or right destroy viewer loyalty and ruin the reputation of the network.

6. General Electric has shown that they cannot manage a network. Current management can hardly manage anything. In the last 8 years 300 billion of the shareholders equity has vanished while every other one of the Dow 30 stocks have increased in value.

Respectively submitted

Raymond J Butterfield

EXHIBIT B

Elizabeth A. Nemeth
Corporate and Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2473
F 203 373 3079

October 2, 2008

VIA OVERNIGHT MAIL AND FACSIMILE (814-965-2200)
Raymond J. Butterfield

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Butterfield:

I am writing on behalf of General Electric Co. (the "Company"), which received your shareowner proposal on September 24, 2008 (the "Proposal"). Your Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that a shareowner must submit sufficient proof that he, she or it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of September 24, 2008, the date that the Proposal was submitted to the Company.

To remedy this defect, you must provide sufficient proof of your ownership of the requisite number of Company shares as of the date you submitted your Proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you *continuously* held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level.

In addition, under Rule 14a-8(b), a shareowner must provide the company with a written statement that he, she or it intends to continue to hold the requisite number of shares through the date of the shareowners' meeting at which the proposal will be voted on by the shareowners. In order to correct this procedural defect, you must submit a written statement that you intend to continue holding the requisite number of shares through the date of the Company's 2009 Annual Meeting of Shareowners.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. You can send me your response to the address or fax number as provided above.

For your information, I enclose a copy of Rule 14a-8.

Sincerely,

Elizabeth A. Nemeth

Enclosure

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your

response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT C

TRANSMISSION VERIFICATION REPORT

TIME : 10/02/2008 13:44
NAME : GE CORP LEGAL
FAX : 2033733079
TEL : 2033733079
SER.# : BROE5J283696

DATE,TIME	10/02 13:41
FAX NO./NAME	*** FISMA & OMB Memorandum M-07-16 ***
DURATION	00:02:59
PAGE(S)	06
RESULT	OK
MODE	STANDARD ECM

Elizabeth A. Nemeth
Corporate and Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2473
F 203 373 3079

October 2, 2008

VIA OVERNIGHT MAIL AND FACSIMILE (814-965-2200)
Raymond J. Butterfield

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Butterfield:

I am writing on behalf of General Electric Co. (the "Company"), which received your shareowner proposal on September 24, 2008 (the "Proposal"). Your Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that a shareowner must submit sufficient proof that he, she or it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient

EXHIBIT D

Elizabeth A. Nemeth

Dear Elizabeth A Nemeth,

Enclosed please find a dividend history from my account showing credits from dividends from GE for the last 2 years. Is this satisfactory? Also, it is my intention to hold my shares through the date of the annual meeting.

Thank you for your kind attention

Raymond Butterfield 10/13/2008

END